U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 1-3203

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
(Full title of the plan and the address of the plan if different from that of the issuer named below)

CHESAPEAKE CORPORATION 1021 East Cary Street Richmond, Virginia 23219
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The Chesapeake Corporation 401(K) Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the Chesapeake Corporation Retirement and 401(K) Savings Plan for the fiscal year ended December 31, 2006, prepared in accordance with the financial reporting requirements of ERISA.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR THE YEAR ENDED DECEMBER 31, 2006 INDEX

Page

Report of Independent Registered Public Accounting Firm . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2006 and 2005. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2

Statements of Changes in Net Assets Available for Benefits the Years Ended December 31, 2006 and for the Period from Inception (November 1, 2005) through December 31, 2005 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3

  Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4-9

Supplemental Schedules*:

Schedule of Assets (Held at End of Year) December 31, 2006 . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	10-11
Schedule of Assets (Held at End of Year) December 31, 2005 . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	12-13

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	14

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Chesapeake Corporation 401(k) Savings Plan
Richmond, VA

We have audited the accompanying statements of net assets available for benefits of Chesapeake Corporation 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the year ended December 31, 2006 and for the period from inception (November 1, 2005) through December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Chesapeake Corporation 401(k) Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefit for the year ended December 31, 2006 and for the period from inception (November 1, 2005) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 9 to the financial statements, Chesapeake Corporation, the Plan sponsor, did not file a Form S-8 registration statement with the U.S. Securities and Exchange Commission to register shares of Chesapeake Corporation stock, which is included as an investment option under the terms of the Plan.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at year end) as of the years ended December 31, 2006 and 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MCGLADREY & PULLEN, LLP

_____________________________
MCGLADREY & PULLEN, LLP

Richmond, Virginia

June 29, 2007

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
	-------------	-------------

Assets:
Investments at fair value (Notes 2 and 4)	$3,769,692	$1,926,182
Receivables:
Employee contributions	-	123
	-------------	-------------
Net assets available for benefits	$3,769,692	$1,926,305
	========	========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2006 and for the period from inception (November 1, 2005)
through December 31, 2005

	2006	2005
	------------	------------
Additions to net assets:
Investment income:
Interest and dividends	$192,815	$47,179
Net appreciation (depreciation) in fair value of investments (Notes 2 and 4)	227,005	(12,528)
	------------	-------------
	419,820	34,651

Contributions (Note 1):
Employees	600,244	86,814
Employer	183,593	24,995
Rollovers	779,900	1,606,317
	-------------	-------------
	1,563,737	1,718,126
	-------------	-------------
Total additions	1,983,557	1,752,777

Deductions from net assets:
Distributions to participants (Note 1)	(140,170)	-
	-------------	-------------
Net increase before plan transfers	1,843,387	1,752,777

Plan transfers (Note 6)	-	173,528
	-------------	-------------
Net increase	1,843,387	1,926,305

Net assets available for benefits, beginning of period	1,926,305	-
	-------------	-------------
Net assets available for benefits, end of period	$3,769,692	$1,926,305
	========	========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan:

General

The Chesapeake Corporation 401(k) Savings Plan (the "Plan") covers eligible employees of Chesapeake Pharmaceutical Packaging Company, Inc. a wholly owned subsidiary of Chesapeake Corporation ("Chesapeake" or the "Employer"), as described in the Plan document. The Plan's assets are held by Mercer Trust Company (the "Trustee" or “Mercer”).

The Plan is a defined contribution plan and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Information regarding Plan benefits, priority of distributions upon termination of the Plan, allocation of Plan investment earnings, disposition of forfeitures, and vesting is provided in the Plan document, which is available at the main office of the Plan administrator at 1021 East Cary Street, Richmond, Virginia 23219.

The Plan was declared effective November 1, 2005, and was created by Chesapeake in connection with Chesapeake's acquisition of Impaxx Pharmaceutical Packaging Group, Inc. on September 13, 2005.

Employee Contributions

Participants are automatically enrolled to defer 2% of annual before-tax compensation. The Plan also provides for automatic increases of 1% per year. A participant may elect to defer receipt of 2% to 99% of annual before-tax compensation, in increments of 1% into the Plan. Elective deferral contributions may not exceed statutory limits ($15,000 per participant in 2006) in any taxable year. Participants may also contribute to the Plan amounts representing distributions from other qualified defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may discontinue their election to contribute at any time.

Employees who reached age 50 by the 2006 Plan year end were allowed to contribute an additional $5,000 and $4,000, respectively to their Plan account; increasing the adjusted statutory limits for these employees to $20,000 in 2006 and $18,000 in 2005.

Employer Contributions

The Plan provides for a matching employer contribution each Plan year in an amount equal to 50% of the first 5% of each participant's compensation that the participant elects to contribute to the Plan. The matching contributions are credited to participants' accounts and invested in accordance with the participants' investment elections. Matching contributions for highly compensated participants are limited by the Internal Revenue Code as described in the Plan document. Chesapeake may make contributions on behalf of specified participants, regardless of whether the participants make elective deferral contributions, as non-elective contributions.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and (b) Plan earnings. Allocations are based on participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

1. Description of Plan, continued:

Vesting

Participants are fully and immediately vested in all employee contributions. Participants are generally vested in employer matching contributions 20% per year over a five year period, such that a participant is 100% vested after five years of credited service.

Participant Loans

Employees who are participants in the Plan may borrow from the vested portion of their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime lending rate plus one percent at the date of origination of the loan, as determined monthly by the Plan administrator. Repayment of loans (which includes principal and interest) is amortized in level payments, made no less frequently than quarterly. Loan repayments are generally made through payroll deductions on each paycheck. Loans generally become due and payable in full once a participant terminates employment. The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the Internal Revenue Code. At December 31, 2006 and 2005, interest rates on outstanding loans ranged from 5.00% to 9.25% and 5.00% to 9.00%, respectively (See Note 6, Plan Transfers).

Distributions

Benefits under the Plan become distributable upon termination of employment, upon early retirement, on or after normal retirement, or upon death or disability. Benefit payments are made to the participant as a lump-sum distribution or installment payment. If the present value of the benefit to be received is less than $1,000, a lump-sum distribution is required.

Forfeitures

Termination of employment for reasons other than retirement, disability or death generally results in forfeiture of the non-vested portion of a participant's account. Forfeitures are held in the Plan and serve to reduce future employer contributions under certain conditions described in the Plan document. There were no unused forfeitures at December 31, 2006 and December 30, 2005. Forfeitures in the amount of $1,302 were used to reduce employer contributions in 2006. There were no forfeitures used to reduce employer contributions in 2005.

Plan Expenses

Fees of investment managers or expenses incurred in connection with the purchase or transfer of Chesapeake Corporation common stock, if any, are borne by participants who select such investments, and are netted against investment income. All other expenses associated with the administration of the Plan are paid by Chesapeake.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income

Investments are stated at fair value determined as follows:

Mutual and money market funds	- Quoted market value
Common and collective trusts	- Information reported by the investment adviser
Chesapeake common stock	- Last published year-end sale price on the New York Stock Exchange
Loans to participants	- Balances due which approximate fair value

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the "net appreciation (depreciation) in fair value of investments" which consists of the realized gains and losses and the change in unrealized appreciation or depreciation on those investments.

Distributions to Participants

Distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. Because contract value approximates fair value, the Statements of Net Assets Available for Benefits present the contract value of the investment in the collective trust and do not show an adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

3. Plan Termination:

While Chesapeake has not expressed any intent to discontinue its contributions, continuance is not assumed as a contractual obligation and any such discontinuance is subject to the provisions of ERISA. In the event such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his or her account and payment of such amounts will be made by the Trustee as directed by the Chesapeake Corporation 401(k) Savings Plan Committee.

4. Investments:

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

	December 31,
	2006		2005
	-----------		-----------
Investments at fair value as determined by quoted market price:
Ready-mixed funds
Putnam Retirementready 2020 Fund (4,088 and 1,660 shares, respectively)	$276,174		$108,196
Putnam Retirementready 2025 Fund (2,270 and 1,457 shares, respectively)	170,006	*	103,984
Putnam Retirementready 2030 Fund (2,011 and 1,761 shares, respectively)	144,893	*	119,483
Value funds
Harbor Capital International Fund (8,570 and 3,636 shares, respectively)	527,750		178,257
Dodge & Cox Stock Fund (1,749 and 854 shares, respectively)	268,376		117,250
Dodge & Cox Balanced Fund (1,091 and 1,420 shares, respectively)	94,965	*	115,488
Blend funds
Putnam International Equity Fund (10,774 and 5,044 shares, respectively)	337,541		131,796
Growth funds
American Funds Growth of America (5,688 and 3,504 shares, respectively)	185,760	*	107,501
Capital Preservation funds
Vanguard Prime Money Market (231,628 and 46,582shares, respectively)	231,628		46,582

Loan Fund	174,284	*	185,474

*Amount was not greater than 5% in year indicated.

During 2006 and 2005 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006		2005
	----------		----------
Mutual funds	$205,635		$(10,528)
Common and collective trusts	13,343		168
Common stock	8,027		(2,168)
	-----------		-----------
Net appreciation (depreciation) in fair value of investments	$227,005		$(12,528)
	========		========
-7

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

4. Investments, continued

Certain prior year amounts reported above have been reclassified to conform with current year presentation. Net appreciation (depreciation) in fair value of investments is unchanged due to these reclassifications.

5. Tax Status:

The Plan is a proto-type plan designed by Mercer. The proto-type plan obtained a determination letter on August 9, 2002, in which the Internal Revenue Service stated that the proto-type plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code.

6. Plan Transfers:

During 2005, as a result of creating the Plan, participants were allowed to carry forward their respective loan balances from their prior employer's plan. Approximately $173,528 in participant loans were transferred into the Plan.

7. Party-in-Interest Transactions:

Certain Plan investments are shares of mutual funds, money market funds, and common and collective trusts managed by Mercer. Purchases of Mercer investments of 114,861 shares in 2006 and 98,532 shares in 2005 totaled $1,156,672 and $912,165, respectively. Sales of Mercer investments of 49,279 shares in 2006 and 5,126 shares in 2005 totaled $362,752 and $34,829, respectively. Certain Plan investments are shares of Chesapeake Corporation common stock. Purchases of Chesapeake Corporation common stock of 7,245 shares in 2006 and 5,613 shares in 2005 totaled $109,916 and $97,476, respectively. Sales of Chesapeake Corporation common stock of 4,019 shares in 2006 and 47 shares in 2005 totaled $62,826 and $809, respectively. These transactions qualify as party-in-interest transactions that are allowable under ERISA.

8. Plan Amendments:

Effective November 1, 2005 the Plan was amended as follows:

•
To clarify that a participant will receive an employer regular matching contribution for a calendar quarter if (and only if) he/she is an active participant in the employer regular matching component at some time during the calendar quarter.

•	To clarify that the employer match "true up" calculation will be based on the ratio of match eligible contributions to plan compensation for the plan year.
•	To allow for distribution of participants investments in employer securities either in cash or in the form of qualifying employer securities.
•	To accept rollover contributions from the Impaxx, Inc. 401(k) Savings Plan (including an outstanding participant loan from such plan).

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

8. Plan Amendments, continued

In December 2006, the Plan was amended effective January 1, 2007 as follows:

•	To modify the Employer match to 100% of the first 3% of pay contributed and 50% of the next 2% of pay contributed (a maximum Employer match of 4% of pay).

9. Risks and Uncertainties:

The Plan provides for various mutual fund investment options in stocks, bonds, money market and fixed income securities common and collective trusts, and a direct Chesapeake common stock investment. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Chesapeake stock is offered as an investment option under the terms of the Plan.  Upon the Plan becoming effective on November 1, 2005, the Plan sponsor, Chesapeake did not file a Form S-8 registration statement to register these shares with the U. S. Securities and Exchange Commission (the “SEC”).  Chesapeake intends to file a Form S-8 to register these shares with the SEC during 2007.  In addition, to the extent required by law, Chesapeake will notify those participants of the Plan that had investments in Chesapeake stock during the year ended December 31, 2006 and for the period from inception (November 1, 2005) through December 31, 2005 that those shares have not been previously registered with the SEC and will provide those participants the option of rescinding their investment in Chesapeake stock.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

(a) Parties-In-Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, Collateral or Maturity Value	(d) Cost**	(e) Current Value

	PIMCO Total Return Fund	The fund targets intermediate-maturity fixed-income securities for all major sectors of the bond market	-	$ 109,469
	Dodge & Cox Stock Fund	The Fund invests primarily in a broadly diversified portfolio of common stocks	-	268,376
	Franklin Small-Mid Cap Growth Fund	Primarily investing in stocks of small companies with market-cap values of less than $1.5 billion, similar in size to those in the Russell 2000 Index	-	128,903
*	Putnam Growth Opportunities Fund	Investing mainly in stocks of very large, highly competitive growth companies	-	80,079
*	Putnam S&P 500 Index Fund	Investing in common-stock securities, that seeks to approximate the performance of the S&P 500	-	113,175
*	Putnam International Equity Fund	Portfolio composed mainly of stocks of companies located outside the United States	-	337,541
*	Putnam Stable Value Fund	Invests primarily in high-quality, fixed-income investments	-	122,296
	Harbor Capital International Fund	Invests primarily in equity securities, principally common and preferred stocks of foreign companies	-	527,750
*	George Putnam Fund of Boston	Seeks a balance of capital growth and current income by investing in a well-diversified portfolio composed mostly of stocks and corporate and U.S. government bonds	-	38,263
	American Funds Growth of America	This fund holds a diversified portfolio of common stocks, convertibles, preferred stocks, US government securities, bonds and cash	-	185,760
	Dodge & Cox Balanced Fund	This fund seek regular income, conservation of principal and an opportunity for long-term growth of principal and income	-	94,965
	Vanguard 500 Index Fund	This fund targets long-term growth of capital and income from dividends	-	148,946
	Vanguard Prime Money Market Fund	Invests primarily in high-quality, short-term money market instruments, including certificates of deposit, banker's acceptances, commercial paper, and other money market securities.	-	231,628
*	Common Stock Chesapeake Corporation	Corporate common stock, $1 par value	-	149,616
*	Loans to Participants of the Plan	Interest rates range from 5.00% to 9.25%; loans are amortized in level payments with current terms of about 2 to 5 years	-	174,284

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006, continued

(a) Parties-In-Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, Collateral or Maturity Value	(d) Cost**	(e) Current Value

*	Putnam Retirementready Maturity Fund	Invests in other Putnam funds based on fund's target date.	-	57,086
*	Putnam Retirementready 2010 Fund	Invests in other Putnam funds based on fund's target date.	-	40,294
*	Putnam Retirementready 2015 Fund	Invests in other Putnam funds based on fund's target date.	-	116,509
*	Putnam Retirementready 2020 Fund	Invests in other Putnam funds based on fund's target date.	-	276,174
*	Putnam Retirementready 2025 Fund	Invests in other Putnam funds based on fund's target date.	-	170,006
*	Putnam Retirementready 2030 Fund	Invests in other Putnam funds based on fund's target date.	-	144,893
*	Putnam Retirementready 2035 Fund	Invests in other Putnam funds based on fund's target date.	-	96,649
*	Putnam Retirementready 2040 Fund	Invests in other Putnam funds based on fund's target date.	-	94,262
*	Putnam Retirementready 2045 Fund	Invests in other Putnam funds based on fund's target date.	-	36,724
*	Putnam Retirementready 2050 Fund, Class A	Invests in other Putnam funds based on fund's target date.	-	26,044
				-----------
		Total		$3,769,692
				========
* Indicates party-in-interest
** Cost is not required for participant - directed investments.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

(a) Parties-In-Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, Collateral or Maturity Value	(d) Cost**	(e) Current Value

	PIMCO Total Return Fund	The fund targets intermediate-maturity fixed-income securities for all major sectors of the bond market	-	$ 61,215
	Dodge & Cox Stock Fund	The Fund invests primarily in a broadly diversified portfolio of common stocks	-	117,250
	Franklin Small-Mid Cap Growth Fund	Primarily investing in stocks of small companies with market-cap values of less than $1.5 billion, similar in size to those in the Russell 2000 Index	-	74,241
	Neuberger & Berman Genesis Trust	Invests primarily in common stocks of companies with market capitalization of less than $1.5 billion at the time of purchase	-	-
*	Putnam Growth Opportunities Fund	Investing mainly in stocks of very large, highly competitive growth companies	-	30,469
*	Putnam S&P 500 Index Fund	Investing in common-stock securities, that seeks to approximate the performance of the S&P 500	-	34,743
*	Putnam International Equity Fund	Portfolio composed mainly of stocks of companies located outside the United States	-	131,796
*	Putnam Stable Value Fund	Invest primarily in high-quality, fixed-income investments	-	75,683
*	George Putnam Fund of Boston	Seeks a balance of capital growth and current income by investing in a well-diversified portfolio composed mostly of stocks and corporate and U.S. government bonds	-	10,155
	Harbor International Fund Investor Shares	Invests primarily in equity securities, principally common and preferred stocks of foreign companies	-	178,257
	Growth Fund of America	This fund holds a diversified portfolio of common stocks, convertibles, preferred stocks, US government securities, bonds and cash	-	107,501
	Dodge & Cox Balanced Fund	This fund seek regular income, conservation of principal and an opportunity for long-term growth of principal and income	-	115,488
	Vanguard 500 Index Fund	This fund targets long-term growth of capital and income from dividends	-	82,359
	Vanguard Prime Money Market Fund	Invests primarily in high-quality, short-term money market instruments, including certificates of deposit, banker's acceptances, commercial paper, and other money market securities.	-	46,582
*	Common Stock Chesapeake Corporation	Corporate common stock, $1 par value	-	94,499
*	Loans to Participants of the Plan	Interest rates range from 5.00% to 9.00%; loans are amortized in level payments with current terms of about 2 to 5 years	-	185,474

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005, continued

(a) Parties-In-Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, Collateral or Maturity Value	(d) Cost**	(e) Current Value

*	Putnam Retirementready Maturity Fund	Invests in other Putnam funds based on fund's target date.	-	34,645
*	Putnam Retirementready 2010 Fund	Invests in other Putnam funds based on fund's target date.	-	22,743
*	Putnam Retirementready 2015 Fund	Invests in other Putnam funds based on fund's target date.	-	42,911
*	Putnam Retirementready 2020 Fund	Invests in other Putnam funds based on fund's target date.	-	108,196
*	Putnam Retirementready 2025 Fund	Invests in other Putnam funds based on fund's target date.	-	103,984
*	Putnam Retirementready 2030 Fund	Invests in other Putnam funds based on fund's target date.	-	119,483
*	Putnam Retirementready 2035 Fund	Invests in other Putnam funds based on fund's target date.	-	50,507
*	Putnam Retirementready 2040 Fund	Invests in other Putnam funds based on fund's target date.	-	59,097
*	Putnam Retirementready 2045 Fund	Invests in other Putnam funds based on fund's target date.	-	17,926
*	Putnam Retirementready 2050 Fund, Class A	Invests in other Putnam funds based on fund's target date.	-	20,980
				-----------
		Total		$1,926,182
				========
* Indicates party-in-interest
** Cost is not required for participant - directed investments.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Chesapeake Corporation 401(k) Savings Plan Committee (the "Committee") have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN

By: /s/ Joel K. Mostrom Joel K. Mostrom Senior Vice President & Chief Financial Officer Chesapeake Corporation

June 29, 2007